Exhibit 4.9

Unaudited Consolidated Financial Statements of

VERESEN INC.

For the three months ended March 31, 2017 and 2016

Veresen Inc.

Consolidated Statement of Financial Position

(Canadian $ Millions; number of shares in Millions, unaudited)	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and short-term investments	163	108
Distributions receivable	65	50
Accounts receivable and other	29	27
Assets held for sale (note 3)	779	780

	1,036	965
Investments in jointly-controlled businesses (note 4)	1,535	1,431
Investments held at cost (note 7)	1,804	1,818
Pipeline, plant and other capital assets	315	307
Intangible assets	45	46
Due from jointly-controlled businesses	3	3
Other assets	2	2

	4,740	4,572

Liabilities
Current liabilities
Accounts payable and other	57	73
Deferred revenue	4	3
Dividends payable	26	26
Current portion of long-term senior debt (note 5)	4	304
Liabilities associated with assets held for sale (note 3)	173	177

	264	583
Long-term senior debt (note 5)	1,425	903
Deferred tax liabilities	223	209
Other long-term liabilities	47	45

	1,959	1,740

Shareholders’ Equity
Share capital (note 6)
Preferred shares	536	536
Common shares (314 and 314 outstanding at March 31, 2017 and December 31, 2016, respectively)	3,482	3,482
Additional paid-in capital	28	28
Cumulative other comprehensive income	262	281
Accumulated deficit	(1,527)	(1,495)

	2,781	2,832

	4,740	4,572

Commitments and Contingencies (note 10)

Variable Interest Entities (note 11)

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Income

(Canadian $ Millions, except per Common Share	Three months ended March 31
amounts (note 6); unaudited)	2017	2016
Equity income (note 4)	59	50
Dividend income	30	31
Operating revenues	12	12
Operations and maintenance	(5)	(5)
General and administrative	(9)	(10)
Project development	(16)	(40)
Depreciation and amortization	(5)	(4)
Interest and other finance	(12)	(9)

Net income before tax	54	25
Current tax	(3)	(2)
Deferred tax	(10)	(7)

Net income from continuing operations	41	16
Discontinued operations (note 3)
Net income (loss) from discontinued operations before tax	16	(3)
Income tax on discontinued operations	(4)	—

Discontinued operations income (loss)	12	(3)

Net income	53	13
Preferred Share dividends	(6)	(6)

Net income attributable to Common Shares	47	7

Continuing operations	0.11	0.03
Discontinued operations	0.04	(0.01)

Net income per Common Share	0.15	0.02

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Comprehensive Income (Loss)
	Three months ended March 31
(Canadian $ Millions, unaudited)	2017	2016
Net income	53	13
Other comprehensive loss
Unrealized foreign exchange loss on translation	(19)	(164)

Other comprehensive loss	(19)	(164)

Comprehensive income (loss)	34	(151)
Preferred Share dividends	(6)	(6)

Comprehensive income (loss) attributable to Common Shares	28	(157)

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Cash Flows

	Three months ended March 31
(Canadian $ Millions, unaudited)	2017	2016
Operating
Net income	53	13
Net loss (income) from discontinued operations	(12)	3
Equity income (note 4 and 8)	(59)	(50)
Distributions from jointly-controlled businesses	68	65
Depreciation and amortization	5	4
Foreign exchange and other non-cash items	2	—
Deferred tax	10	7
Changes in non-cash working capital (note 9)	(11)	(8)

Cash provided by continuing operations	56	34
Cash provided by discontinued operations	15	14

	71	48

Investing
Investments in jointly-controlled businesses	(138)	(136)
Return of capital from jointly-controlled businesses	5	—
Pipeline, plant and other capital assets	(19)	(6)

Cash used by continuing operations	(152)	(142)
Cash provided (used) by discontinued operations	1	(1)

	(151)	(143)

Financing
Long-term debt repaid (note 5)	(300)	—
Net change in credit facilities (note 5)	521	132
Common Share dividends paid	(79)	(30)
Preferred Share dividends paid	(6)	(6)

Cash provided by continuing operations	136	96
Cash used by discontinued operations	(2)	(2)

	134	94

Increase (decrease) in cash and short-term investments	54	(1)
Effect of foreign exchange rate changes on cash and short-term investments	(1)	(3)
Cash and short-term investments at the beginning of the period - continuing operations	108	41
Cash and short-term investments at the beginning of the period - discontinued operations (note 3)	30	17

Cash and short-term investments at the end of the period	191	54
Cash and short-term investments - discontinued operations (note 3)	(28)	(27)

Cash and short-term investments - continuing operations	163	27

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Shareholders’ Equity

	Three months ended March 31
(Canadian $ Millions, unaudited)	2017	2016
Preferred Shares
Balance at the beginning and end of the period	536	536

Common Shares
January 1	3,482	3,354
Common Shares issued under Premium Dividend and Dividend Reinvestment Plan (“DRIP”)	—	45

Balance at the end of the period	3,482	3,399

Additional paid-in capital
Balance at the beginning and end of the period	28	4

Cumulative other comprehensive income
January 1	281	359
Other comprehensive loss	(19)	(164)

Balance at the end of the period	262	195

Accumulated deficit
January 1	(1,495)	(1,166)
Net income	53	13
Preferred Share dividends	(6)	(6)
Common Share dividends	(79)	(76)

Balance at the end of the period	(1,527)	(1,235)

Shareholders’ Equity	2,781	2,899

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Three months ended March 31, 2017 and 2016

(Canadian $ Millions, except where noted, unaudited)

1.	Basis of Presentation

These consolidated financial statements of Veresen Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are stated in millions of Canadian dollars unless otherwise indicated.

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, financial instruments and taxes. Actual amounts could differ from these estimates. Significant estimates used in the preparation of these consolidated financial statements relate to the determination of any impairment in the carrying value of long-term assets, the estimated useful lives over which certain assets are depreciated or amortized, and the measurement of asset retirement obligations, and contingencies.

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company consolidates its interest in entities over which it is able to exercise control. To the extent there are interests owned by other parties, the other parties’ interests are included in Non-Controlling Interest. Veresen accounts for its jointly-controlled businesses using the equity method, and its investment in Ruby Pipeline Holding Company LLC (“Ruby”) using the cost method.

Other than as described in note 2, the accounting policies applied are consistent with those outlined in Veresen’s annual audited consolidated financial statements for the year ended December 31, 2016. The year-end balance sheet data was derived from audited financial statements but these interim financial statements do not include all disclosures required by US GAAP and should be read in conjunction with the December 31, 2016 audited consolidated financial statements. Operating results for the three months ended March 31, 2017 and March 31, 2016 are not necessarily indicative of the results for the full year.

In management’s opinion the interim consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, which management considers necessary to present fairly the Company’s financial position as at March 31, 2017 and results of operations and cash flows for the three months ended March 31, 2017 and 2016.

2.	New Accounting Pronouncements

Adoption of New Standards

The following new Accounting Standards Updates (“ASU”) have been issued by the Financial Accounting Standards Board (“FASB”), as of March 31, 2017:

Effective January 1, 2017, the Company adopted ASU 2015-017, “Income Taxes: Balance Sheet Classification of Deferred Taxes”. This ASU changes the classification of deferred tax liabilities and assets. Under the ASU, an entity classifies deferred tax liabilities and assets as non-current in the statement of financial position. This guidance was applied retrospectively and did not have a material impact to the Company.

Effective January 1, 2017, the Company adopted ASU 2016-07, “Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting”. This ASU eliminates the requirement for an investor to adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held, in the event that an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. This guidance was applied prospectively and is not expected to have a material impact to the Company.

Future accounting policy changes

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. This ASU provides guidance for changes in criteria for revenue recognition from contracts with customers. Additionally, in April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing” which provides guidance on identifying performance obligations and licensing. Further in May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients” which provides guidance to address certain issues assessing collectibility, presentation of sales taxes, non cash consideration and completed contracts and contract modifications at transition. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers—Deferral of the effective date”. This ASU defers the effective date of ASU 2014-09 for all entities by one year. In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Revenues from Contracts with Customers under Topic 606” which provides amendments to clarify and correct unintended application of the guidance. All guidance is effective for annual and interim periods beginning after December 15, 2017, and will be applied retrospectively. The Company is currently evaluating the impact of the standard.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Liabilities”. This ASU addresses certain aspects of the guidance regarding recognition, measurement, presentation and disclosure of financial instruments, specifically the guidance for measuring the fair value of equity investments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and will be applied by means of a cumulative-effect adjustment to the Statement of Financial Position as of the beginning of the fiscal year of adoption, with amendments related to equity securities without readily determinable fair values to be applied prospectively. The Company does not expect the standard to have a material impact.

In February 2016, the FASB issued ASU 2016-02, “Leases”. This ASU addresses the recognition, measurement, presentation and disclosure in the financial statements of the assets and liabilities related to operating leases. This guidance is effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact of the standard.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments”. This ASU replaces the incurred loss impairment methodology in current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance is effective for annual and interim periods beginning after December 15, 2019. Entities will apply the guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (a modified-retrospective approach). The Company is currently evaluating the impact of the standard.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities will apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the impact of the standard.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. This ASU is intended to reduce diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities will apply the guidance retrospectively to all periods presented. The Company does not expect the standard to have a material impact.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations: Clarifying the Definition of a Business”. This ASU is intended to clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities will apply the guidance prospectively on or after the effective date. The Company is currently evaluating the impact of the standard.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other : Simplifying the Test for Goodwill Impairment”. This ASU is intended to simplify the subsequent measurement of goodwill by comparing the fair value of a reporting unit with its carrying amount. This guidance is effective for annual and interim periods beginning after December 15, 2019. Entities will apply the guidance prospectively. The Company does not expect the standard to have a material impact.

3.	Assets Held for Sale, Discontinued Operations, and Disposals

Assets Held for Sale

On February 21, 2017, the Company announced it had reached agreement with three third parties to sell its power generation facilities for $1.18 billion, including project level financing. As a result, the assets and liabilities of the facilities have been classified as held for sale on the consolidated statement of financial position as at March 31, 2017 and the results of operations and cash flows have been presented as discontinued operations on the consolidated statement of income and consolidated statement of cash flows, respectively, with comparatives. The assets and liabilities held for sale were remeasured to reflect our assessment of fair value as a result of the sale which resulted in an additional depreciation charge of $26 million to the Company’s district energy assets, recognized in the fourth quarter of 2016 as part of discontinued operations. In the first quarter of 2017, an additional $3 million of depreciation charges were recognized as a result of interim purchase price adjustments.

On August 1, 2016, the Company closed the sale of its 33 megawatt Glen Park run-of-river hydro power generation facility to an unrelated third party for proceeds of $81 million which approximated the carrying value of the assets sold. As a result, results of operations and cash flows have been presented as discontinued operations on the consolidated statement of income and consolidated statement of cash flows for the three months ended March 31, 2016.

The table below details the assets and liabilities held for sale:

	March 31, 2017	December 31, 2016
Assets
Cash	28	30
Restricted cash	3	3
Distributions receivable	2	2
Receivables and other	18	20
Property, plant and equipment	584	583
Intangible assets	102	102
Investments in jointly-controlled businesses	38	36
Other assets	4	4

Assets held for sale	779	780

Liabilities
Payables	7	11
Current portion of long-term senior debt	9	9
Long-term senior debt	149	151
Deferred tax liabilities	3	2
Other liabilities	5	4

Liabilities held for sale	173	177

The table below provides details on the results of the discontinued operations:

	Three months ended March 31
	2017	2016
Equity income (loss)	9	(3)
Operating revenues	26	25
Operations and maintenance	(10)	(10)
General and administrative	(3)	(3)
Depreciation and amortization	(3)	(9)
Interest and other finance	(3)	(3)

Net income (loss) from discontinued operations before tax	16	(3)
Income tax on discontinued operations	(4)	—

Discontinued operations income (loss)	12	(3)

4.	Investments in Jointly-Controlled Businesses

Condensed financial information (100%) for the Company’s jointly-controlled businesses:

	As at March 31, 2017					Three months ended March 31, 2017				As at March 31, 2017	Three months ended March 31, 2017
100%	Current Assets	Non- Current Assets	Current Liabilities(1)	Non-Current Liabilities(1)	Senior Debt	Revenues	Expenses	Profit (Loss) before Tax	Owner- ship (%)	Equity Investment	Equity Income (Loss)
Alliance Canada (2) (7)	226	1,217	51	56	893	174	111	63	50	229	29
Alliance U.S. (3) (6)	96	1,114	53	15	574	117	64	53	50	233	27
Aux Sable Canada	51	110	48	18	4	118	115	3	50	46	1
ASLP (4) (6)	54	554	73	111	7	31	40	(9)	43	145	(3)
ASM (6)	27	298	18	—	—	80	71	9	43	129	4
ACM	8	—	8	—	—	29	24	5	43	—	2
Veresen Midstream (5)	335	3,474	315	26	1,787	64	65	(1)	47	753	(1)

Continuing Investments in Jointly-Controlled Businesses										1,535	59

York Energy Centre (8) (note 12)	17	246	12	44	234	17	12	5	50	26	5
Grand Valley	8	164	1	4	152	9	11	(2)	75	12	4

Assets Held for Sale, Investments in Jointly-Controlled Businesses (note 3)										38	9

	As at December 31, 2016					Three months ended March 31, 2016				As at December 31, 2016	Three months ended March 31, 2016
100%	Current Assets	Non- Current Assets	Current Liabilities (1)	Non-Current Liabilities (1)	Senior Debt	Revenues	Expenses	Profit (Loss) before tax	Owner- ship (%)	Equity Investment	Equity Income (Loss)
Alliance Canada (2) (7)	193	1,237	58	50	898	135	80	55	50	231	26
Alliance U.S. (3) (6)	75	1,140	59	19	564	111	61	50	50	240	25
Aux Sable Canada	58	117	57	24	5	93	93	—	50	44	—
ASLP (4) (6)	56	556	62	105	8	34	39	(5)	43	155	(1)
ASM (6)	32	303	25	1	—	54	53	1	43	131	—
ACM	20	—	26	—	—	21	25	(4)	43	(2)	(1)
Veresen Midstream (5)	145	3,207	287	19	1,629	62	54	8	47	632	4
Other (6)	—	—	—	—	—	4	8	(4)	50	—	(3)

Continuing Investments in Jointly-Controlled Businesses										1,431	50

York Energy Centre (8) (note 12)	15	251	15	44	236	15	19	(4)	50	23	(2)
Grand Valley	7	165	2	5	154	8	9	(1)	75	13	(1)

Assets Held for Sale, Investments in Jointly-Controlled Businesses (note 3)										36	(3)

Upon acquisition of investments accounted for under the equity method, the Company prepared purchase price allocations of the purchase price to the assets and liabilities of the underlying investee and adjusts equity method earnings for the amortization of purchase price adjustments allocated to depreciable assets.

(1)	Current liabilities and non-current liabilities exclude senior debt.
(2)	At March 31, 2017, the Company had a $42 million (December 31, 2016 - $44 million) increase in the carrying value of Alliance Canada compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 50% ownership.
(3)	At March 31, 2017, the Company had a US$12 million (December 31, 2016 - US$ 13 million) decrease in the carrying value of Alliance U.S. compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 50% ownership.
(4)	At March 31, 2017, the Company had a US$25 million (December 31, 2016 - US$ 26 million) decrease in the carrying value of ASLP compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 42.7% ownership.
(5)	At March 31, 2017, the Company had a $33 million (December 31, 2016 - $35 million) decrease in the carrying value of Veresen Midstream compared to the underlying equity in the net assets primarily resulting from the unrecognized gain on sale relating to the non-monetary portion of the Veresen Midstream transaction, which, on the date of acquisition, March 31, 2015, resulted in 50% ownership. As at March 31, 2017, Veresen’s ownership decreased to 47.0%.

(6)	Assets and liabilities of these investments have been translated into Canadian dollars using the exchange rate in effect at the balance sheet date and revenues and expenses have been translated into Canadian dollars at average exchange rates during the period.
(7)	Includes NRGreen, which is not being sold with the power business and has therefore been retrospectively reclassified with Alliance Canada.
(8)	At March 31, 2017, the Company had a $38 million (December 31, 2016 - $38 million) increase in the carrying value of York Energy Centre compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisition in 2010 resulting in 50% ownership. Expenses include unrealized gains or losses on the interest rate hedge (note 7).

5.	Long-term Debt

On March 10, 2017, the Corporation repaid its $300 million 3.95% medium term notes, which were scheduled to mature on March 14, 2017.

Revolving Credit Facilities

On October 31, 2016, the $750 million Revolving Credit Facility term was extended by one year to mature on May 31, 2020. Outstanding advances bear interest based on various quoted floating rates plus a margin. At March 31, 2017, the Facility was drawn by $606 million (December 31, 2016 - $85 million).

Club Revolving Credit Agreement

On October 31, 2016, the $45 million Club Revolving Credit Agreement term was extended by one year to mature on May 31, 2020. Outstanding advances bear interest on various quoted floating rate plus a margin. At March 31, 2017, $13 million in letters of credit were issued and outstanding.

6.	Share Capital

Common Shares

On March 31, 2017, 23,926 shares were issued to settle a portion of the long-term incentive plan obligation that vested at the end of 2016. The weighted average number of Common Shares outstanding used to determine net income per Common Share on a basic and diluted basis for the three months ended March 31, 2017 was 313,628,855 (2016 - 301,513,067).

Premium Dividend and Dividend Reinvestment Plan

On August 3, 2016 the Company suspended the Premium Dividend and Dividend Reinvestment Plan (“DRIP”) commencing with the August 2016 dividend. The DRIP allowed eligible shareholders to elect to reinvest the eligible portion of the dividend declared by the Company in additional Common Shares at a 5% discount to the average market price or to receive the dividend in cash plus a 2% premium cash payment based on the eligible portion of the dividend.

7.	Financial Instruments and Risk Management

Fair Values

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair values of financial instruments included in cash and short-term investments, distributions receivable, receivables, due from jointly-controlled businesses, other assets, payables, dividends payable, and other long-term liabilities approximate their carrying amounts due to the nature of the item and/or the short time to maturity. The fair value of the investment held at cost is based on a number of factors, including the present value of anticipated distributable cash flows to be produced from the underlying operations of the Ruby investment. Assessing these cash flows required the use of assumptions related to the future demand for Ruby’s operations, forecasted commodity prices and interest rates, anticipated economic conditions, timing of conversion of the preferred interest into a common equity interest, and other inputs, many of which are not available as observable market data. The fair values of senior debt are calculated by discounting future cash flows using discount rates estimated based on government bond rates plus expected spreads for similarly-rated instruments with comparable risk profiles.

The carrying value of investments held at cost are accounted for under the cost method. As part of the Company’s impairment review, the Company performs a fair value assessment of the Company’s investments held at cost on an annual basis using the most currently available information.

US GAAP establishes a fair value hierarchy that distinguishes between fair values developed based on market data obtained from sources independent of the reporting entity, and fair values developed using the reporting entity’s own assumptions based on the best information available in the circumstances. The levels of the fair value hierarchy are:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are not based on observable market data.

Veresen has categorized senior debt as Level 2. At March 31, 2017 senior debt had a carrying value of $1,429 million (December 31, 2016 - $1,207 million) and fair value of $1,460 million (December 31, 2016 - $1,236 million). The investment held at cost is categorized as Level 3. At March 31, 2017 the investment held at cost had a carrying value of $1,804 million (December 31, 2016 - $1,818 million) and a fair value of $1,840 million (December 31, 2016 - $1,818 million). The investment held at cost is denominated in US dollars and fluctuations in exchange rates will result in changes to its carrying value.

Financial instruments measured at fair value as at March 31, 2017 were:

	Level 1	Level 2	Level 3	Total
Cash and short-term investments		163		163
Investments held at cost			1,804	1,804

Cross Currency Swaps

As at March 31, 2017, Veresen Midstream, a jointly-controlled business, had two cross currency swaps (“Swaps”). These Swaps were entered into to manage the exposure to changes in interest rates and foreign exchange whereby Veresen Midstream receives variable interest rates denominated in US dollars and pays fixed interest rates denominated in Canadian dollars. The first Swap, obtained on March 31, 2015, had an initial notional amount of US$575 million (100%) which declines over the 4-year swap facility, ending March 31, 2019. On May 28, 2015, the Swap was amended as a result of the re-pricing of Veresen Midstream’s US dollar denominated Term Loan, to reflect the reduction of 75 basis points. The second Swap, obtained on September 6, 2016, had an initial notional amount of US$150 million (100%) which declines over the remaining term of the swap facility, ending March 31, 2019.

During the first quarter of 2017, $48 million (100%) of the derivative financial instrument was monetized by amending the exchange rate on the final bullet payment on the existing Swaps to the current market rate, resulting in Veresen Midstream receiving $48 million (100%) in cash and resetting the fair value of the Swaps.

Future changes in interest rates and exchange rates will affect the fair value of the Swaps, impacting the amount of unrealized gains or losses included in equity income from jointly-controlled businesses recognized in the period. On February 17, 2017, Veresen Midstream successfully re-priced its US denominated Term Loan B, resulting in a reduction of 75 basis points.

The following is a summary of the Swaps in place as at March 31, 2017:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
Veresen Midstream	USD-BA-LIBOR	5.81%	$360	$(3)	March 31, 2015 to March 31, 2019
Veresen Midstream	USD-BA-LIBOR	5.49%	$94	—	September 6, 2016 to March 31, 2019

The following is a summary of the Swaps in place as at December 31, 2016:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
Veresen Midstream	USD-BA-LIBOR	5.81%	$364	$23	March 31, 2015 to March 31, 2019
Veresen Midstream	USD-BA-LIBOR	5.49%	$95	$2	September 6, 2016 to March 31, 2019

(1)	Veresen’s interest in Veresen Midstream varies for items recognized within the consolidated statement of financial position and the consolidated statement of income. For the purposes of recognizing items in the consolidated statement of financial position, Veresen’s ownership interest is based on Veresen’s holdings on a fully diluted basis, as at the date of the consolidated statement of financial position. As at March 31, 2017, this ownership interest is 47.0%. For the purposes of recognizing items in the consolidated statement of income, Veresen’s ownership interest is based on the weighted average of Veresen’s holdings on a fully diluted basis during the financial statement period. For the period ended March 31, 2017 and December 31, 2016 this ownership interest is 47.2% and 47.4%, respectively.

The fair values approximate the amount that Veresen Midstream would have either paid or received to settle the contract, and are included in the Company’s investment in Veresen Midstream.

Interest Rate Hedges

Veresen and its jointly-controlled businesses periodically enter into interest rate hedges to manage interest rate exposures. As at March 31, 2017, York Energy Centre and Grand Valley, all being jointly-controlled businesses within the Company’s discontinued operations, had interest rate hedges. Future changes in interest rates will affect the fair value of the hedges, impacting the amount of unrealized gains or losses included in net income or loss from discontinued operations.

The following is a summary of the interest rate hedges in place as at March 31, 2017:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
York Energy Centre	CAD-BA-CDOR	4.36%	$117	$(22)	April 30, 2012 to June 30, 2032
Grand Valley 1	CAD-BA-CDOR	1.52%	$36	$1	July 28, 2016 to September 30, 2031
Grand Valley 2	CAD-BA-CDOR	2.31%	$82	$(2)	December 31, 2015 to December 31, 2033

The following is a summary of the interest rate hedge in place as at December 31, 2016:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
York Energy Centre	CAD-BA-CDOR	4.36%	$118	$(22)	April 30, 2012 to June 30, 2032
Grand Valley 1	CAD-BA-CDOR	1.52%	$37	$(1)	July 28, 2016 to September 30, 2031
Grand Valley 2	CAD-BA-CDOR	2.31%	$83	$(1)	December 31, 2015 to December 31, 2033

(1)	Veresen’s interest in the York Energy Centre, Grand Valley 1, and Grand Valley 2 jointly-controlled businesses is 50%, 75%, and 75%, respectively.

The fair values approximate the amount that York Energy Centre and Grand Valley would have either paid or received to settle the contract, and are included in the Company’s investments in York Energy Centre and Grand Valley, as assets held for sale.

8.	Segmented Information

	Pipelines (1)		Midstream		Power		Corporate(2)		Total
Three months ended March 31	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Equity income (loss)	56	51	3	2	—	—	—	(3)	59	50
Dividend income	30	31	—	—	—	—	—	—	30	31
Operating revenues	12	12	—	—	—	—	—	—	12	12
Operations and maintenance	(5)	(5)	—	—	—	—	—	—	(5)	(5)
General and administrative	(1)	(1)	—	—	—	—	(8)	(9)	(9)	(10)
Project development	—	—	—	—	—	—	(16)	(40)	(16)	(40)
Depreciation and amortization	(4)	(3)	—	—	—	—	(1)	(1)	(5)	(4)
Interest and other finance	(1)	(1)	—	—	—	—	(11)	(8)	(12)	(9)

Net income (loss) before tax from continuing operations	87	84	3	2	—	—	(36)	(61)	54	25
Tax expense(3)	—	—	—	—	—	—	(13)	(9)	(13)	(9)

Net income (loss) from continuing operations	87	84	3	2	—	—	(49)	(70)	41	16
Discontinued operations
Net income (loss) before tax from discontinued operations	—	—	—	—	16	(3)	—	—	16	(3)
Tax recovery from discontinued operations	—	—	—	—	(4)	—	—	—	(4)	—

Net income (loss) from discontinued operations	—	—	—	—	12	(3)	—	—	12	(3)

Net income (loss)	87	84	3	2	12	(3)	(49)	(70)	53	13
Preferred Share dividends	—	—	—	—	—	—	(6)	(6)	(6)	(6)

Net income (loss) attributable to Common Shares	87	84	3	2	12	(3)	(55)	(76)	47	7

Total assets(4)	2,514	2,589	932	899	779	914	515	103	4,740	4,505

Capital expenditures(5)	—	—	19	5	—	—	—	1	19	6

(1)	Includes NRGreen, which was not sold with the power business and has, therefore, been retrospectively reclassified to the Pipeline segment.
(2)	Reflects unallocated amounts applicable to Veresen’s head office activities.
(3)	The Company holds its ownership interests in multiple business lines through partnerships, which are consolidated into various corporate entities. Consequently, the tax provision is determined on a consolidated basis and, as such, the Company is not able to present income tax by segment.
(4)	After giving effect to intersegment eliminations and allocations to businesses.
(5)	Reflects capital expenditures related only to wholly-owned and majority-controlled businesses.

9.	Supplemental Cash Flow Information

	Three months ended March 31
	2017	2016
Accounts receivable	1	(10)
Other assets	(3)	(2)
Payables	(11)	1
Interest payable	4	—
Accrued payables	(2)	3

Changes in non-cash operating working capital	(11)	(8)

10.	Commitments and Contingencies

On March 31, 2017, Ruby Pipeline L.L.C. entered into a one-year term loan with a syndicate of lenders to refinance the US$250 million (100%) medium term note, which matured on April 1, 2017. Commencing June 30, 2017, the loan will be repaid by Ruby via three equal quarterly payments of approximately US$16 million (100%), with the remaining balance of US$202 million (100%) due on March 31, 2018. To fund these debt repayments, Kinder Morgan Inc and the Company will contribute funds in the form of a subordinated note maturing March 31, 2026, bearing interest at a rate of 10% per year. The Company’s 50% ownership interest will result in three quarterly payments of approximately US$8 million, with a final payment of approximately US$101 million to be made on March 31, 2018.

On April 15, 2015, Aux Sable received a Notice and Finding of Violation from the United States Environmental Protection Agency (“EPA”) for exceedances of permitted limits for Volatile Organic Compounds at Aux Sable’s Channahon, Illinois Facility. Aux Sable is engaged in discussions with the EPA to resolve the matter. The initial EPA proposal confirms the settlement will not be material to earnings.

On March 30, 2012, a Statement of Claim was filed against the Company’s equity-accounted investees, Aux Sable Liquid Products, L.P., Aux Sable Canada L.P., Aux Sable Extraction LP and Aux Sable Canada Ltd., claiming various relief including damages of US$13 million (42.7%), relating to differences in interpretation of certain terms of the NGL Sales Agreement. On October 14, 2016 an Amended Statement of Claim was filed disputing the application by Aux Sable of certain additional elements of the NGL Sales Agreement and increasing the damages claim to US$150 million (42.7%). Aux Sable filed a Statement of Defence on January 5, 2017 and BP filed a corresponding Reply on January 31, 2017. Aux Sable will fully defend its position in this matter and at this time is unable to predict the likely outcome. Management believes the amount of estimated loss accrued in the financial statements is consistent with requirements under US GAAP. It is reasonably possible that amounts accrued in relation to the matter may change in the future.

11.	Variable Interest Entities

As a result of adopting ASU 2015-02, a number of entities controlled by the Company are now considered to be Variable Interest Entities (“VIEs”). The Company consolidates VIEs in which it has a variable interest and for which it is considered to be the primary beneficiary. VIEs in which the Company has a variable interest but is not the primary beneficiary are accounted for as equity investments.

Consolidated VIEs

Under the new consolidation standard, a certain number of the Company’s wholly-owned and controlled limited partnerships will continue to be consolidated, but are now deemed to be VIEs. For these limited partnerships, the Company has the power to direct activities that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits. On an aggregate basis, as at March 31, 2017 these VIEs have total assets of $169 million (December 31, 2016 - $168 million) and total liabilities of $116 million (December 31, 2016 - $117 million), of which $77 million (December 31, 2016 - $77 million) relates to non-recourse debt. The assets of these VIEs must first be used for the settlement of the VIEs’ obligations.

Non-consolidated VIEs

The Company’s non-consolidated VIE consists of one legal entity, Veresen Midstream, where the Company does not have the power to direct activities that most significantly impact the economic performance of this VIE. The Company is not the primary beneficiary and, consequently, this entity is accounted for as an equity investment (note 4). The maximum exposure to loss as a result of the Company’s involvement with this VIE is limited to the carrying value of the investment (note 4). None of the Company’s other jointly-controlled businesses are classified as VIEs.

12.	Subsequent Events

Combination with Pembina

On May 1, 2017 Pembina Pipeline Corporation (“Pembina”) and the Company announced they had entered into an arrangement agreement (the “Transaction”) under which Pembina will acquire all of the issued and outstanding Veresen common shares in exchange for either (i) 0.4287 of a common share of Pembina or (ii) $18.65 in cash, subject to pro-ration based on maximum share consideration of 99.5 million Pembina common shares and maximum cash consideration of approximately $1.523 billion. The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close in the third or fourth quarter of 2017. The Transaction is subject to approval of at least 66 2/3% of holders of Veresen’s common shares at a special meeting of Veresen common shareholders represented in person or by proxy to be called to consider the Transaction, approval of the Court of Queen’s Bench, certain regulatory approvals in Canada and the U.S. and other customary conditions.

Dividends

On April 19, 2017 the Company declared dividends of $0.0833 per Common Share. These dividends are payable on May 23, 2017 to shareholders of record on April 28, 2017.

Sale of Gas-Fired Power Generation Assets

On April 17, 2017, the Company closed the sale of its interests in East Windsor Cogeneration and York Energy Centre for proceeds of $477 million less $242 million of project level financing and working capital adjustments.